APPLIANCE RECYCLING CENTERS OF AMERICA, INC. 7400 Excelsior Blvd. Minneapolis, MN 55426-4517
TELEPHONE: (952) 930-9000	FACSIMILE: (952) 930-1800

January 8, 2008

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Washington, DC  20549

Re:	Appliance Recycling Centers of America, Inc.
Comment Letter dated November 21, 2007
Form 10-K for Fiscal Year Ended December 30, 2006
File No. 000-19621

Dear Mr. Moran:

We have received your comment letter dated November 21, 2007, with respect to the above-referenced filing by Appliance Recycling Centers of America, Inc.

As requested, we are providing the following responses and supplemental information.  To facilitate your review of our responses, we have set forth below the full text of each comment, followed by our response thereto.

Report of Independent Registered Public Accounting Firm, page 31

1.  Please have your independent accounting firm tell us what consideration was given to the fact that you were in violation of your debt covenants at the time they opined on your financial statements on March 16, 2007.  We note the waiver was not obtained from your lender until March 28, 2007 subsequent to the audit report date of March 16, 2007.

Response from our accounting firm:  The existence of the covenant violation was considered at the time we opined on the Company’s financial statements but had no impact on the dating of the audit report due to the existing demand feature of the instrument.

Report of Independent Registered Public Accounting Firm, page 32

2.  Please clarify which audit report provides assurance for each individual period included in Schedule II on page 52.  The McGladrey & Pullen audit report refers to the year ended January 1, 2005 while the Virchow, Krause & Company, LLP does not refer to any periods presented.

Also, please tell us why the schedule does not include an annual balance as of December 31, 2005.

Response:  Virchow, Krause & Company, LLP audited both the 2005 and 2006 fiscal years.  Data from both 2005 and 2006 should have been included in Schedule II on page 52, and will be included in future filings.

Consolidated Balance Sheets, page 33

3.  Please add a line item to correspond with Note 5.  See Rule 5-02.25 of Regulation S-X.

Response:  In future filings, the company will add a line to the balance sheet corresponding to Note 5, “Commitments and Contingencies.”

Consolidated Statement of Income, page 34

4.  Please separately present cost of revenue to be consistent with revenues.  See Rule 5-03(b)2 of Regulation S-X.  Alternatively, please tell us why it is impracticable to separate, identify or reasonably allocate a significant amount of the costs disclosed as cost of revenues.

Response:  Many of the company’s employees and assets are used in both retail and recycling activities.  This makes it impractical for the company to identify costs associated with each activity.  Byproduct revenue, for example, is generated from both retail and recycling activities as the company’s retail stores offer free removal and recycling of the customer’s replaced appliances. The company does not generate separate financial statements reporting on the different activities.

Consolidated Statement of Cash Flows, page 36

5.  Please revise your disclosure to clarify why the line of credit cash flows are eligible for net reporting.  You disclose this line of credit has a stated maturity date of one year and requires minimum monthly interest payments.  In your response please include your consideration of the net reporting requirement that debt be due on demand or have a stated maturity of three months or less to be reported net.  See paragraph 13 of SFAS No. 95.  Alternatively, please tell us you will present the cash flows on a gross basis in future filings.

Response:  As stated in Note 2, the lender may demand payment in full of the entire outstanding balance of the loan at any time, therefore we determined it qualifies for net reporting under FAS 95 paragraph 13, footnote 3.

6.  The cash flow statement shows long-term obligation payments of $260,000 yet the balance sheet shows no net change between periods.  Help us understand the reason for these changes between periods and how the changes are reflected in cash flows.  In your response please also explain the net change of $180,000 between the mortgage balances and capital leases shown in Note 3.

Response:  The Company reported non-cash financing for new capital leases in the amount of $260,000, which in 2006 coincidentally offset the other debt payments in the same amount.

Notes to Consolidated Financial Statements, page 37

Note 1. Nature of Business and Significant Accounting Policies, page 37

Revenue Recognition, page 38

Product Warranty, page 38

7.  Please tell us why you combine extended warranty agreement sales with retail product sales.  See rule 5-03(b) of Regulation S-X.

Response:  Extended warranty sales amounted to less then 1.5% of total retail sales in 2006 and the amount was deemed immaterial and therefore not split out on the income statement.

8.  In future filings please disclose the basis for recognizing revenue over the term of the contract.  We refer you to the discussion of 12 month contracts with retained service obligations in the fourth paragraph on page 22.  Please include an example of your revised disclosure.

Response:  Here is the proposed disclosure for future filings:  The company recognizes revenue on extended warranties with retained service obligations on a straight-line basis over the period of the warranty in accordance with FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.

9.  Please tell us If the third party service provider or the company is the named legal obligor for extended warranty agreements where the service provider is responsible for risk of loss or service costs.  In either scenario, please tell us your basis for revenue recognition for these agreements and the applicable accounting guidance.  Specifically please confirm you recognize the price of the extended warranty agreement, less commission, at inception and the basis for this treatment.

Response:  The third party service provider is the named legal obligor for extended warranty agreements where the service provider is legally responsible for risk of loss or service costs.  The company has no obligation under these agreements and the amount the Company earns is fixed per the agreement with the service provider, so we recognize revenue net of cost and commissions immediately per Emerging Issues Task Force No. 99-19, Reporting Revenue Gross as a Principal vs. Net as an Agent.

Property and Equipment, page 39

10.  Please tell us if retirement obligations exist, and if so how you have accounted for these costs and how you satisfy the disclosure requirements in 22 of SFAS No. 143.

Response:  The Company has no contractual asset retirement obligations.

Software development costs, page 39

11.  Please disclose the total amount of capitalized software developed for internal use included in each balance sheet and identify the line item that includes capitalized software.

Response:  The total amount of unamortized capitalized software was $609,000 and $611,000 respectively for the years 2006 and 2005.  These amounts are included in the line item “equipment” under the Property and Equipment section of the balance sheet.  The Company plans to present this as a separate line item in with Property and Equipment per the requirements of SFAS 86 paragraph 11a in future filings.

Segment Information, page 41

12.  We observe the filing contains many disclosures indicating the company has various unrelated business activities and that these activities could be viewed as operating segments which may not satisfy all of the aggregating criteria in paragraph 17 of SFAS No. 131.  Please tell us how management concluded the company has one reportable segment.  In your response please provide us with the financial information available to your chief operating decision maker (CODM) as well as an organizational chart that describes the titles and functions of managers within the company.  In your response please also specifically address the following:

•                  the dissimilarities of your operations includes retail appliance outlets, providing recycling , reverse logistics and byproduct activities services;

•                  the regulatory environment that exists for recycling and byproduct activities but not retail stores, and

•                  customer dissimilarities where retail stores serve the general public, recycling activities serves electric utilities, reverse logistics serves appliance manufacturers and retailers and byproduct activities serves waste haulers.

Response:  The company is managed as a single operating unit as referenced by the attached organizational chart.  The CEO is the sole chief operating decision maker and he is not furnished with financial statements that separate the assets, revenues, and associated costs by business activity.  Revenues from recycling and by-product activities are generated from both retail and recycling activities through recycling services provided by the company and the free removal and recycling of appliances through our retail stores.  Assets and staff are used in both activities and the Company does not separate the use of these resources by activity.  Financial information provided to our CEO and management does not separate results by activity due to the multi-use nature each location.   Copies of the income statement and balance sheet provided to the CEO and management are attached.

13.  Please tell us why you do not present the geographic segment information required by paragraph 38 of SFAS No. 131.  We note you disclose opening ARCA Canada, Inc. in 2006.  To the extent your response states the information is not material to your annual report; please tell us your consideration of materiality with respect to subsequent  interim periodic filings.

Response:  The results of operations from ARCA Canada were less than 1% of total revenues and assets for the fiscal year 2006.  The company evaluates the impact of this operation as a percent of total revenues and assets during each interim period to determine if reporting as a separate segment is appropriate.  During the first two quarters of 2007, the results from ARCA Canada remained less than 1% of total revenues.  The third quarter results were less than 8% of total revenues.

Note 5. Commitments and Contingencies, page 44

14.  We note your recycling centers are registered as hazardous waste generators with the EPA.  Please tell us if there are any environmental costs or obligations associated with compliance with environmental laws for this business activity.  Tell us whether you use a third party to dispose of hazardous waste.  Revise your disclosure here and/or MD&A as appropriate.  See item 101 of Regulation S-K.

Response:  The Company uses internally developed equipment at each of our centers to recover refrigerants before any units are recycled.  The company uses only licensed hazardous waste companies to transport, recycle or dispose of any hazardous materials we generate. As of the balance sheet date, the company has no environmental remediation liabilities or contingencies.  We have not had any required environmental remediation at any of our locations in the past and based on the safety programs ARCA employs, as well as the use of only licensed companies to handle our hazardous waste, we do not anticipate any liability associated with environmental laws.

Note 2. Line of Credit, page 42

15.  We note from your disclosure that the payment of dividends is limited.  Please expand your disclosure to state the amount of income or retained earnings restricted and free of restrictions, as applicable.  See Rule 4-08(e) of Regulation S-X.

Response:  The agreement with our lender provides that the company may not declare or pay any dividends, or make any distributions to stockholders of any assets of the company.  In future filings, the company will revise its disclosure to indicate that the agreement with our lender prohibits (rather than limits) payments of dividends and distributions to stockholders.

Note 4.  Accrued Expenses, page 44.

16.  Please explain the facts and circumstances surrounding the accrual for recycling incentive checks.  In addition, we note the amount of the accrual has remained the same for several periods.  Please tell us when you anticipate paying the amounts accrued.

Response:  The amount accrued for incentive checks reflects the amount of checks written in connection with our recycling program that have not been cashed. These amounts are cleared as the checks are presented for payment. After a period of time, these amounts will become escheat property and be payable to the state associated with the program.

Note 7. Shareholders’ Equity, page 47

17.  Please explain the discrepancy of 500 stock options between the note and the statement of shareholders’ equity.  For example, we note 21,500 stock options presented in this note and 21,000 in the statement of equity for 2006.

Response:  This discrepancy is due to rounding on the equity statement.  In future filings we will present the actual number of shares throughout our filing, rather than rounding to the nearest thousand as is done with dollar amounts.

In connection with these responses, the Company hereby acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick Winters at 952-930-1782 if you have any questions about these responses.

Sincerely,

Appliance Recycling Centers of America, Inc.

By

Controller/Primary Accounting Officer

Appliance Recycling Centers of America, Inc.

Consolidated Income Statement

For the Month Ending November 24, 2007

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	TOTAL

SALES
Boxed-New	$2,754,729	$2,974,453	$3,925,281	$2,723,917	$2,733,779	$3,976,075	$2,774,185	$2,790,284	$2,778,128	$2,115,721	$1,863,925	$0	$31,410,477
Unboxed - Special Buy	1,946,324	2,289,011	3,069,934	2,618,916	2,815,947	3,228,047	2,799,520	2,783,096	3,087,000	2,791,402	4,689,116	0	32,118,313
Wholesale - Fixed	235	48,791	32,550	0	0	0	56,000	2,997	800	0	33,904	0	175,277
Net Appl. Sales	$4,701,288	$5,312,255	$7,027,765	$5,342,833	$5,549,726	$7,204,122	$5,629,705	$5,576,377	$5,865,928	$4,907,123	$6,586,945	$0	$63,704,067
Wholesale-Unfixed	10,090	3,655	9,160	5,540	7,265	6,810	9,580	5,280	9,725	6,415	9,314	0	82,834
Warranty Income	68,562	86,525	118,414	81,461	80,653	106,007	91,955	47,638	(28,072)	73,685	122,298	0	849,126
Service & Labor Income	2,454	2,796	2,514	2,805	4,312	4,185	2,577	2,184	3,466	587	1,393	0	29,273
Parts S Accessories Income	29,018	47,890	59,474	42,597	44,008	53,579	44,189	45,911	47,034	40,903	45,750	0	500,353
Delivery Income	53,029	62,830	90,980	64,471	61,186	81,428	82,738	58,945	66,085	58,670	81,039	0	761,401
Net Retail Revenue	$4,864,441	$5,515,951	$7,308,307	$5,539,707	$5,747,150	$7,456,131	$5,860,744	$5,736,335	$5,964,166	$5,087,383	$6,846,739	$0	$65,927,054
Recycling Revenue	471,510	534,745	887,641	723,041	820,566	1,809,809	1,817,725	2,911,087	4,305,784	4,551,659	3,492,365	0	22,325,932
By-Product Revenue	111,399	101,087	136,649	179,304	121,886	184,374	172,711	217,669	384,115	320,199	359,798	0	2,289,191
TOTAL REVENUE	$5,447,350	$6,151,783	$8,332,597	$6,442,052	$6,689,602	$9,450,314	$7,851,180	$8,865,091	$10,654,065	$9,959,241	$10,698,902	$0	$90,542,177

COST OF SALES
Boxed-New	2,081,733	2,205,919	2,912,680	2,014,417	2,043,318	2,971,612	2,125,994	2,173,030	2,130,879	1,610,020	1,404,151	0	23,673,753
COGS Percent	75.6%	74.2%	74.2%	74.0%	74.7%	74.7%	76.6%	77.9%	76.7%	76.1%	75.3%	0.0%	75.4%
Unboxed - Special Buy	1,246,693	1,441,252	1,886,450	1,554,134	1,668,643	1,950,776	1,780,555	1,744,177	1,960,214	1,781,262	3,120,087	0	20,134,243
COGS Percent	64.1%	63.0%	61.4%	59.3%	59.3%	60.4%	63.6%	62.7%	63.5%	63.8%	66.5%	0.0%	62.7%
Wholesale - Fixed	0	0	0	0	0	0	55,901	2,997	800	0	15,359	0	75,057
Manufacturer Allowances’	(96,315)	(44,614)	(189,615)	(62,363)	(81,547)	(364,569)	(64,005)	(49,824)	(298,376)	(128,403)	(109,236)	0	(1,488,867)
Early Payment Discounts	(45,348)	(50,060)	(69,144)	(76,974)	(60,261)	(98,528)	(85,912)	(91,203)	(100,097)	(114,299)	(111,245)	0	(903,071)
Total Loaded Product Cost	$3,186,764	$3,552,498	$4,540,372	$3,429,215	$3,570,154	$4,459,292	$3,812,534	$3,779,178	$3,693,421	$3,148,581	$4,319,117	$0	$41,491,116
Model 63%	67.8%	66.9%	64.6%	64.2%	64.3%	61.9%	67.7%	67.8%	63.0%	64.2%	65.6%	0.0%	65.1%

Service Expense	34,702	69,871	59,023	49,336	44,730	63,187	49,536	51,134	75,243	54,201	54,155	0	605,118
Delivery Expense	82,130	70,853	80,602	81,313	89,256	140,762	89,916	94,938	118,487	57,557	86,001	0	991,815
Shipping & Receiving	95,398	110,282	119,115	106,003	108,209	129,435	114,359	123,522	150,718	156,379	183,233	0	1,396,653
Freight - Transfers	41,726	54,487	56,943	77,665	40,803	48,180	65,681	52,017	55,917	67,709	78,899	0	640,027
Warranty Expense (Not Ext.	(4,464)	(9,005)	(9,201)	8,133	(1,324)	(6)	(846)	(313)	(313)	(29)	199	0	(17,169)
Warranty Claims (Reimburse	3,817	(13,280)	(15,858)	(17,544)	(13,420)	(29,696)	(20,405)	(19,966)	(31,652)	(50,487)	(63,538)	0	(272,029)
Production (Gain) Loss	(36,549)	17,141	17,033	(33,820)	34,891	(110,733)	(123,875)	(48,009)	(66,855)	(64,357)	(60,382)	0	(475,515)
Total Cost of Other Sales	216,760	300,349	307,657	271,086	303,145	241,129	174,366	253,323	301,545	220,973	278,567	0	2,868,900

Inventory Reserves	0	0	(54,299)	(2,193)	(15,112)	(25)	(3,969)	(12,265)	(3,679)	2,107	(2,835)	0	(92,270)
Inventory Adjustments	(200,668)	49,656	112,114	(21,892)	(2,938)	238,974	(85,665)	(156,207)	17,762	14,453	6,136	0	(28,275)
Total Inventory Adjustments	(200,668)	49,656	57,815	(24,085)	(18,050)	238,949	(89,634)	(168,472)	14,083	16,560	3,301	0	(120,545)
Total Cost of Other Sales & Inventory Adjustments	$16,092	$350,005	$365,472	$247,001	$285,095	$480,078	$84,732	$84,851	$315,628	$237,533	$281,868	$0	$2,748,355
Model 5%	0.3%	5.7%	4.4%	3.8%	4.3%	5.1%	1.1%	1.0%	3.0%	2.4%	2.6%	0.0%	3.0%
Total cost of retail	$3,202,856	$3,902,503	$4,905,844	$3,676,216	$3,855,249	$4,939,370	$3,897,266	$3,864,029	$4,009,049	$3,386,114	$4,600,985	$0	$44,239,471

Processing Costs	176,998	151,881	169,822	136,389	130,002	175,176	169,602	224,228	342,768	276,969	287,447	0	2,241,282
Transportation Costs	226,291	210,155	372,463	269,266	307,174	594,106	581,739	847,251	1,441,854	1,487,530	1,170,307	0	7,508,136
Cost of Utility Change Out Uni	0	0	136,224	7,709	96,703	508,333	593,567	897,075	1,273,410	1,835,117	1,383,593	0	6,731,731
Total Recycling Costs	$403,289	$362,036	$678,509	$413,364	$533,879	$1,277,615	$1,344,908	$1,968,554	$3,058,032	$3,599,616	$2,841,347	$0	$16,481,149

Facilities	(28,239)	(30,155)	(30,053)	(30,081)	(30,175)	(28,800)	(29,069)	(21,973)	(13,492)	6,902	11,937	0	(223,198)
TOTAL COST OF REVENUE	3,577,906	4,234,384	5,554,300	4,059,499	4,358,953	6,188,185	5,213,105	5,810,610	7,053,589	6,992,632	7,454,269	0	60,497,422
GROSS PROFIT	$1,869,444	$1,917,399	$2,778,297	$2,382,553	$2,330,649	$3,262,129	$2,638,075	$3,054,481	$3,600,476	$2,966,609	$3,244,633	$0	$30,044,755
Model 32%	34.3%	31.2%	33.3%	37.0%	34.8%	34.5%	33.6%	34.5%	33.8%	29.8%	30.3%	0.0%	33.2%

1

Appliance Recycling Centers of America, Inc.

Consolidated Income Statement

For the Month Ending November 24, 2007

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	TOTAL
GROSS PROFIT	1,869,444	1,917,399	2,778,297	2,382,553	2,330,649	3,262,129	2,638,075	3,054,481	3,600,476	2,966,609	3,244,633	0	30,044,755
Model 32%	34.3%	31.2%	33.3%	37.0%	34.8%	34.5%	33.6%	34.5%	33.8%	29.8%	30.3%	0.0%	33.2%

Advertising Expense	329,284	408,774	355,334	394,240	415,191	429,884	411,563	381,898	343,306	321,432	376,169	0	4,167,075
Advertising Rebate	(10,000)	(4,047)	(20,000)	0	0	(25,979)	(30,000)	0	0	(5,500)	0	0	(95,526)
Net Advertising Expense	$319,284	$404,727	$335,334	$394,240	$415,191	$403,905	$381,563	$381,898	$343,306	$315,932	$376,169	$0	$4,071,549
Model 3%	5.9%	6.6%	4.0%	6.1%	6.2%	4.3%	4.9%	4.3%	3.2%	3.2%	3.5%	0.0%	4.5%

Occupancy Expenses	354,452	365,921	390,492	373,746	380,920	368,457	333,821	307,930	369,934	302,933	338,423	0	3,887,029
Model 6%	6.5%	5.9%	4.7%	5.8%	5.7%	3.9%	4.3%	3.5%	3.5%	3.0%	3.2%	0.0%	4.3%
Retail Store Selling Expenses	889,207	756,207	998,647	659,536	571,682	1,041,734	829,080	879,991	904,665	788,753	788,001	0	9,107,503
Model 10%	16.3%	12.3%	12.0%	10.2%	8.5%	11.0%	10.6%	9.9%	8.5%	7.9%	7.4%	00%	10.1%
Total Retail Store Expenses	$1,243,659	$1,122,128	$1,389,139	$1,033,282	$952,602	$1,410,191	$1,162,901	$1,187,921	$1,274,599	$1.091.686	$1.126.424	$0	$12.994.532
TOTAL SELLING EXPENSES	$1,562,943	$1,526,855	$1,724,473	$1,427,522	$1,367,793	$1,814,096	$1,544,464	$1,569,819	$1,617,905	$1,407,618	$1,502,593	$0	$17,066,081
Model 19%	28.7%	24.8%	20.7%	22.2%	20.4%	19.2%	19.7%	17.7%	15.2%	14.1%	14.0%	0.0%	18.8%

Center G&A Expenses	139,118	196,916	431,774	292,849	314,503	365,884	324,373	441,583	601,628	518,554	425,702	0	4,052,884
Alloc IN CTR G&A Expenses	22,991	36,342	62,288	72,288	59,844	67,920	93,493	101,604	89,304	62,060	66,215	0	734,349
Alloc OUT CTRG&A Expense	(22,991)	(36,342)	(62,288)	(72,288)	(59,844)	(67,920)	(93,493)	(101,604)	(89,304)	(62,060)	(66,215)	0	(734,349)
TOTAL CENTER G&A EXPE	$139,118	$196,916	$431,774	$292,849	$314,503	$365,884	$324,373	$441,583	$601,628	$518,554	$425,702	$0	$4,052,884
Model 2%	2.6%	3.2%	5.2%	4.5%	4.7%	3.9%	4.1%	5.0%	5.6%	5.2%	4.0%	0.0%	4.5%

INCOME BEFORE CORPOR	167,383	193,628	622,050	662,182	648,353	1,082,149	769,238	1,043,079	1,380,943	1,040,437	1,316,338	0	8,925,790

CORPORATE ALLOCATIONS
Corporate G&A Expenses	326,900	343,019	488,462	340,633	365,552	480,592	402,861	413,353	543,463	398,575	534,373	0	4,637,783
Alloc IN IS Expenses	86,029	93,350	115,623	99,666	104,519	138,814	115,009	129,316	125,296	109,033	122,906	0	1,239,561
Alloc OUT IS Expenses	(85,926)	(93,350)	(115,623)	(99,666)	(104,519)	(138,814)	(115,009)	(129,316)	(125,296)	(109,033)	(122,906)	0	(1,239,458)
Alloc IN HR Expenses	27,766	20,170	31,537	26,444	29,238	46,953	29,850	18,866	32,378	26,305	23,079	0	312,586
Alloc OUT HR Expenses	(27,869)	(20,170)	(31,537)	(26,444)	(29,238)	(46,953)	(29,850)	(18,866)	(32,378)	(26,305)	(23,079)	0	(312,689)
Alloc IN Retail Sales Exp	10,290	15,862	18,830	15,948	15,512	17,414	13,924	20,013	27,983	14,238	13,786	0	183,800
Alloc OUT Retail Sales Exp	(10,290)	(15,862)	(18,830)	(15,948)	(15,512)	(17,414)	(13,924)	(20,013)	(27,983)	(14,238)	(13,786)	0	(183,800)
Alloc IN Retail Operations Exp	14,582	15,416	2,231	0	0	0	0	0	0	0	0	0	32,229
Alloc OUT Retail Operations	(14,582)	(15,416)	(2,231)	0	0	0	0	0	0	0	0	0	(32,229)
Alloc IN Corp. Admin Expens	100,473	110,050	135,945	110,329	118,135	197,411	117,618	110,197	204,984	111,047	133,699	0	1,449,888
Alloc OUT Corp. Admin. Expe	(100,473)	(110,050)	(135,945)	(110,329)	(118,135)	(197,411)	(117,618)	(110,197)	(204,984)	(111,047)	(133,699)	0	(1,449,888)
Alloc IN Accounting Expenses	39,689	58,529	70,452	54,049	44,304	49,586	61,545	58,801	64,360	50,270	47,010	0	598,595
Alloc OUT Accounting Expen	(39,689)	(58,529)	(70,452)	(54,049)	(44,304)	(49,586)	(61,545)	(58,801)	(64,360)	(50,270)	(47,010)	0	(598,595)
Alloc IN Program Coordination	0	0	0	0	13,694	14,024	12,073	17,381	20,158	20,081	20,769	0	118,180
Alloc OUT Program Coordinat	0	0	0	0	(13,694)	(14,024)	(12,073)	(17,381)	(20,158)	(20,081)	(20,769)	0	(118,180)
Alloc IN Business Developme	0	0	0	0	8,336	8,669	17,107	26,897	33,066	23,551	23,808	0	141,434
Alloc OUT Business Develop	0	0	0	0	(8,336)	(8,669)	(17,107)	(26,897)	(33,066)	(23,551)	(23,808)	0	(141,434)
Alloc IN Logistics	0	0	0	0	0	12,474	13,871	11,874	15,490	13,011	13,239	0	79,959
Alloc OUT Logistics	0	0	0	0	0	(12,474)	(13,871)	(11,874)	(15,490)	(13,011)	(13,239)	0	(79,959)
TOTAL CORP G&A EXPENS	$326,900	$343,019	$488,462	$340,633	$365,552	$480,592	$402,861	$413,353	$543,463	$398,575	$534,373	$0	$4,637,783
Model 4%	6.0%	5.6%	5.9%	5.3%	5.5%	5.1%	5.1%	4.7%	5.1%	4.0%	5.0%	0.0%	5.1%
OPERATING INCOME	$(159,517)	$(149,391)	$133,588	$321,549	$282,801	$601,557	$366,377	$629,726	$837,480	$641,862	$781,965	$0	$4,288,007
Model 7%	-2.9%	-2.4%	1.6%	5.0%	4.2%	6.4%	4.7%	7.1%	7.9%	6.4%	7.3%	0.0%	4.7%

Other Income (Expenses)	(8,364)	44	10,006	(17,510)	8,258	(36,799)	(3,120)	(5,361)	20,419	(876)	(3,581)	0	(36,884)

Interest Income	0	0	0	0	0	0	0	16,606	1,383	0	1,715	0	19,704
Interest Expense	(103,282)	(96,438)	(98,491)	(98,101)	(110,496)	(115,103)	(128,406)	(136,061)	(129,781)	(151,585)	(154,069)	0	(1,321,813)
Model 1%	-1.9%	-1.6%	-1.2%	-1.5%	-1.7%	-1.2%	-1.6%	-1.5%	-1.2%	-1.5%	-1.4%	00%	-1.5%
INC BEFORE MGMT FEE, IN	$(271,163)	$(245,785)	$45,103	$205,938	$180,563	$449,655	$234,851	$504,910	$729,501	$489,401	$626,030	$0	$2,949,014
INC BEFORE INCOME TAX	$(271,163)	$(245,785)	$45,103	$205,938	$180,563	$449,655	$234,851	$504,910	$729,501	$489,401	$626,030	$0	$2,949,014
Model 6%	-5.0%	-4.0%	0.5%	3.2%	2.7%	4.8%	3.0%	5.7%	6.8%	4.9%	5.9%	0.0%	3.3%

Provision for (Benefit of) lnco	0	0	0	0	0	0	0	873	64,719	0	0	0	65,592
Model 2.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.6%	0.0%	0.0%	0.0%	0.1%
NET INCOME	$(271,163)	$(245,785)	$45,103	$205,938	$180,563	$449,655	$234,851	$504,037	$664,782	$489,401	$626,030	$0	$2,883,422
Model 3.6%	-5.0%	-4.0%	0.5%	3.2%	2.7%	4.8%	3.0%	5.7%	6.2%	4.9%	5.9%	0.0%	3.2%
Computer check net profit	(271,162)	(245,783)	45,104	205,944	180,565	449,654	234,853	504,036	664,782	489,402	626,030	0	2,883,425

2

Appliance Recycling Centers of America, Inc.

Consolidated Balance Sheet

For the Eleven Months Ending November 24, 2007

	November	2007

ASSETS
Current Assets
Cash in Bank	$860,686.23	$1,421,790.62
Accounts Receivable	816,044.25	11,065,509.48
Accounts Receivable - Intercompany	0.00	0.00
Inventories	127,927.29	12,466,207.34
Prepaid Assets	(275,621.33)	1,535,257.56

Total Current Assets	1,529,036.44	26,488,765.00

PROPERTY AND EQUIPMENT
Land	0.00	2,050,264.50
Building & Improvements	114,011.25	4,939,932.26
Equipment	50,023.02	7,696,994.40

Total	164,034.27	14,687,191.16
Accumulated Depreciation	(77,426.51)	(8,303,005.37)

Net Property & Equipment	86,607.76	6,384,185.79

Long Term Prepaids, net	3,957.60	456,907.18
Goodwill, net	0.00	99,547.49
Investment in Subsidiary	0.00	600.00

TOTAL ASSETS	1,619,601.80	33,430,005.46

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities
Line of Credit	$422,366.64	$13,260,015.60
Current Maturities of Long Term Debt	0.00	364,237.28
Accounts Payable Trade	(87,025.44)	3,089,232.19
Accounts Payable - Intercompany	0.00	(447.70)
Accrued Expenses	519,207.89	4,198,272.65
Unrecognized Gain	21,571.08	132,071.64
Accrued Income Taxes	0.00	103,933.19

Total Current Liabilties	876,120.17	21,147,314.85

Long Term Debt
Notes & Contracts Payable	(6,060.03)	5,123,208.10
Less Current Maturity	0.00	(364,237.28)

Total Long Term Debt	(6,060.03)	4,758,970.82

TOTAL LIABILITIES	870,060.14	25,906,285.67

Stockholders’ Equity
Capital Stock	161,100.00	15,440,370.39
Retained Earnings	0.00	(10,827,640.29)
Current Earnings	626,029.62	2,883,423.19
Other Comprehensive Income
Translation Exchange	(37,587.96)	27,566.50

Total Stockholders’ Equity	749,541.66	7,523,719.79

TOTAL LIABILITIES & SHAREHOLDER’S EQUITY	1,619,601.80	33,430,005.46

Working Capital	652,916.27	5,341,450.15

Quick Ratio	1.91	0.59

Current Ratio	1.75	1.25

Current Liabilities to Inventory	6.85	1.70

3

Appliance Recycling Centers of America (ARCA) Confidential

ARCA Corporate Organization

Edward R. (Jack) Cameron
President and CEO
400 Officer
Morgan Wolf
Operations
Administrator
400 8810
John Van Arsdale
Safety & Risk
Manager
400 8810
Brad Bremer
Vice-President
Retail Operations
105 8810
Patrick Winters
Controller
410 8810
Cheri Gibbons
Information Systems
Manager
420 8810
Rachel Holmes
Business
Development
Manager
120 8810
Cyndy Janzig
Human Resources
Manager
430 8810
Rich Christensen
Special Projects
Manager
100 8810
Bruce Wall
Vice-President
Energy Resources
605 8742
Logistics
(4)
425
Accounting
Department
(4)
410
Barb Larson
IS Project Manager
(1)
420 8810
Business
Development
(3)
120
Human Resources
(3)
430
Corporate Facilities
(2)
300
Program
Coordination
(4)
116
Laura Torrini
Call Center Manager
500
Call Center
(17 + Temps)
Steve Vathing
ARCA Account
Manager